PEARSON

PEARSON PLC

05012138

14 October 2005

RECEIVED

2005 OCT 31 A 10:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
26 September - Notification of directors' interests
26 September - Financial Times expands iconic Lex column
27 September - Notification of change to directors' interests
27 September – Interactive Data announces executive appointments
30 September – Financial Times to launch FTfm in Asia
3 October - Notification of change of interests of shares
13 October – Opinion leaders say Financial Times is Europe's leading….
13 October – Additional listing
13 October – BBC Active signals new partnership for BBC Worldwide……

SUPPL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 10/31

H:\AbrahamC\CA\ADR.SEC.doc

RECEIVED
2005 OCT 31 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press releases

26 September 2005
Notification of Directors' Interests

http://www.pearson.com/press/press_uploadfiles/20050926_notification_of_director:

--> search for more press releases

All Dates | All categories | Go

search press releases: | Go

26 September 2005

Pearson plc – Notification of Directors' Interests

Pearson plc ("**Pearson**") today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("**shares**").

On 23 September 2005, Pearson made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents Pearson's annual grant of long-term incentives to executive directors for 2005.

The earliest normal vesting date on which shares may be released is 23 September 2008. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 23 September 2008 for a further two years, the maximum number of shares that the following executive directors may receive is: Marjorie Scardino (450,000); David Bell (170,000); Rona Fairhead (200,000); and John Makinson (180,000).

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2005 to 2008. Another third of the award will be based on Pearson's return on invested capital in 2007. The final third of the award will be based on Pearson's growth in sales and in earnings per share over the period 2004 to 2007. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2005.

Press releases

26 September 2005

Financial Times expands iconic Lex column

London: The Financial Times is expanding its influential and agenda-setting Lex column. The newly expanded business column, will, from Tuesday, fill half of the back page of Section 1 of the FT newspaper, and will carry more global Lex notes every day.

The newly expanded Lex column will now contain a new 'Number in the News' graphic, highlighting an eye-catching Lex statistic.

The Lex team is also growing. The FT will now have 9 Lex writers - with 5 based in London, 3 in New York and 1 in Tokyo.

The Lex page on FT.com is also being enhanced. There will be a number of new online features, including the ability to vote for the Lex of the week, a Lex investment navigator, Lex calculators, a Lex-only search engine and a function that allows users to comment on Lex notes.

The Lex expansion will be supported by a marketing campaign using the strap line ?Lexpanded'. Adverts will appear in Business Week, Time Magazine, Financial Adviser and Investment Adviser. FT.com will also feature online advertising.

Lex is Edited by Dan Bogler.

Andrew Gowers, Financial Times Editor, commented: "Lex is one of the FT's most influential and popular columns. More coverage and an expanded team of talented writers will allow readers to have more of the must-read comment both in print and online, whilst the new Lex features on FT.com will serve as everyday business tools for our readers around the world."

Further information

For further information please contact Joanna Manning-Cooper or Lucy Ellison on 020 7873 4447/020 7873 3119

Notes

The Financial Times Group, one of the world's leading business

information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 427,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Press releases

27 September 2005

Notification of Change to Directors' Interests

http://www.pearson.com/press/press_uploadfiles/20050927_notification_of_change_

search for more press releases

All Dates | All categories | Go

search press releases: Go

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **PURCHASE OF SHARES THROUGH THE DIVIDEND REINVESTMENT PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **1,463 SHARES**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00018%**
11.	Number of *shares*, debentures or financial instruments relating to	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into

	shares disposed **N/A**		account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£6.543329**	14.	Date and place of transaction **23 SEPTEMBER 2005** **LLOYDSTSB REGISTRARS**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **103,158 0.08345%**	16.	Date issuer informed of transaction **26 SEPTEMBER 2005**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __27 SEPTEMBER 2005__________________

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DENNIS STEVENSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DENNIS STEVENSON**	8.	State the nature of the transaction **PURCHASE OF SHARES THROUGH THE DIVIDEND REINVESTMENT PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **1,596 SHARES**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00020%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£6.543329**	14.	Date and place of transaction **23 SEPTEMBER 2005** **LLOYDSTSB REGISTRARS**

15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **173,390 0.02157%**	16.	Date issuer informed of transaction **26 SEPTEMBER 2005**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___27 SEPTEMBER 2005__________________________

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (v) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **PURCHASE OF SHARES THROUGH THE DIVIDEND REINVESTMENT PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **2,152 SHARES**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00027%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£6.543329**	14.	Date and place of transaction **23 SEPTEMBER 2005** **LLOYDSTSB REGISTRARS**

15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **149,466** **0.01859%**	16.	Date issuer informed of transaction **26 SEPTEMBER 2005**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __27 SEPTEMBER 2005__________________________

Press releases

27 September 2005

Interactive Data announces executive appointments

BEDFORD, Mass - Interactive Data Corporation (NYSE: IDC) today announced a series of executive appointments as part of a new corporate organizational structure designed to better support and facilitate its long-term growth.

"Interactive Data has expanded its business significantly over the past several years through a combination of organic growth and strategic acquisitions," stated Stuart Clark, Interactive Data's president and chief executive officer. "As we move forward, we believe that these organizational changes will enable us to reinforce the Interactive Data brand across our Institutional and Active Trader client bases, maximize the valuable operational resources that are shared across all the businesses on a global basis, and extend our leadership positions in our core markets."

Clark concluded, "This new organizational structure is designed to tightly coordinate the ongoing sales, marketing, product development and other operational activities residing within each of our core businesses and geographic divisions, as well as advance our FT Interactive Data business. We are fortunate to draw upon a deep team of talented, experienced executives to fill these new positions and take on additional responsibilities as we address the opportunities and challenges associated with driving continued growth."

John L. King Appointed Chief Operating Officer, Interactive Data Corporation

Effective immediately, Interactive Data's Board of Directors has appointed John L. King as chief operating officer of the Company. In this position, King, who will also continue in his role as chief operating officer of FT Interactive Data, will assume responsibility for leading operations, content gathering/creation and development activities across Interactive Data's businesses. King will report directly to Stuart Clark, Interactive Data's president and chief executive officer.

As chief operating officer of FT Interactive Data since 1999, King manages a global operation of more than 800 employees charged with the implementation of a new generation of products and services designed to leverage technology and the Web to penetrate new target market segments. He has helped the Company deliver substantial growth through acquisitions and expansion within existing markets. King has nearly 30

years of experience at FT Interactive Data and its affiliated organizations.

Raymond L. D'Arcy Named President of Sales, Marketing and Institutional Business Development, Interactive Data Corporation

Raymond L. D'Arcy, formerly president of Data Delivery Products for FT Interactive Data, has been named president, sales, marketing and institutional business development of Interactive Data, effective immediately. In this role, D'Arcy will provide leadership and coordination of the Company's sales, marketing, key account management, business development and other service oriented functions focused on institutional clients. D'Arcy, who has been actively engaged in coordinating cross-selling and other pan-Interactive Data sales initiatives, will also focus on refining and building the Interactive Data image and strategy across the Company's institutional services segment.

D'Arcy has served as president of Data Delivery Products for FT Interactive Data since October 2002 during which time he oversaw the North American and European sales, marketing and customer service divisions, as well as key product development, strategy and acquisition activities. D'Arcy has worked at FT Interactive Data for nearly 30 years, holding a variety of senior sales and management positions of increasing responsibility during that time.

Steven Crane Appointed President of FT Interactive Data

As part of these organizational changes, Steven Crane, executive vice president, chief financial officer and treasurer of Interactive Data, was appointed president of FT Interactive Data. To help ensure a smooth transition, Crane will continue in his current role as chief financial officer until the search for his successor is completed, after which time he will assume his new position. As president of FT Interactive Data, which is the Company's largest business, Crane will work closely with King and D'Arcy to continue FT Interactive Data's growth through new product initiatives, partnerships, acquisitions, and related sales and marketing efforts. As president of FT Interactive Data, Crane will report directly to Stuart Clark.

Mr. Crane was named executive vice president and chief financial officer of Interactive Data in November 1999. He was previously vice president and chief financial officer of Video Services Corporation, a publicly traded provider of value-added services to the television network, cable and syndicated programming markets. He was also chief financial officer of an international division of PepsiCo, and held various financial positions at Chase Manhattan Bank.

Mark Hepsworth Named President of ComStock

Mark Hepsworth, managing director of ComStock Europe, has been named president of ComStock, Inc., a subsidiary of Interactive Data, effective October 1, 2005. As president, Hepsworth will direct ComStock's global operations. He succeeds Dan Connell, who plans to leave ComStock to pursue other opportunities. Hepsworth, who will report directly to Stuart Clark, is relocating to the US to fulfill this role based in ComStock's headquarters office in Harrison, New York.

Prior to joining ComStock as General Manager of Europe in 1995, Hepsworth was the Deputy Head of Trading Systems for ACT Financial Systems Limited, a large UK based financial software company. During his four years with ACT FS, Mark had responsibility for new business sales, international business development and strategic product development. Overall, Mark has more than 20 years of experience working in the technology sector, with the vast majority of his experience oriented around financial services.

Interactive Data's Other Business and Geographic Leadership Remains Unchanged

Interactive Data's other operational leadership is unchanged by the new organizational structure. Chuck Thompson continues as president of eSignal, which comprises Interactive Data's Active Trader Services segment. Laurie Adami continues as president of CMS BondEdge. Roger Sargeant, Interactive Data's managing director, Europe, and James Farrer, Interactive Data's managing director, Asia Pacific, are responsible for coordinating all of the Company's business activities in their respective geographic regions.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements may include our statements regarding our goals, beliefs, strategies, objectives, plans including product and service developments, future financial conditions, results or projections or current expectations including the Company's belief that our executive reorganization will support the growth of the Company, reinforce the Interactive Data brand and extend the Company's leadership position in its core markets. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the ability of our executive team to grow the Company, the success of the Interactive Data brand and the Company's ability to grow its leadership position in its core markets; and (ii) other factors identified in our most

recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial services and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

The FT Interactive Data business includes FT Interactive Data Corporation, a Delaware corporation. The ComStock business includes ComStock, Inc., a New York corporation.

Company contacts

Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
Naomi Kaufman
Director of Marketing Communications
781-687-8045
naomi.kaufman@interactivedata.com

Press releases

Media
- Press releases
- Press kit
- Presentations
- Company press offices
- Media contacts

30 September 2005

Financial Times to launch FTfm in Asia

Asia - The Financial Times is launching its weekly supplement, FT fund management (FTfm) in Asia on Monday 3 October. FTfm will be distributed with the Asia edition of the FT.

The supplement will focus on the global fund management industry providing investment professionals with news, features, reviews, opinion and interviews with key players in this dynamic sector, as well as comprehensive listings and prices.

In 2002, FTfm was awarded Best Newcomer at the State Street Global Advisors UK Institutional Press Awards. In 2004, Simon Targett, former editor of FTfm was awarded the Commentator of the Year Award at the BVCA Private Equity & Venture Capital Journalist of the Year Awards. Judges described FTfm as the ? leading authoritative forum for coverage of the industry in the national press.?

Commenting on the launch of the supplement, Su-Mei Thompson, Managing Director for the Financial Times in Asia-Pacific said, ?Since we launched the FT?s Asia edition, the paper has become an invaluable source of information for business professionals across the region. Although the daily paper already offers comprehensive coverage of the fund management industry, we are aware that our readers in Asia are keen to see more detailed information about this sector. And given that Asia is the fastest growing investment market in the world, FTfm will also offer advertisers an exciting opportunity to reach premium investment professionals in Asia?s key investment centres.?

Further information

Joanna Manning-Cooper + 44 (0) 20 7873 4447 or Joanna.manning-cooper@ft.com

Joanne Wang + 852 2845 3311

Notes to editors:

The Financial Times Group, one of the world?s leading business

information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world?s leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities, has a daily circulation of over 427,000 and a readership of more than 1.6 million worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group?s pan-European network of national business newspapers and online services including France?s leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world?s leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK?s premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia?s leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa?s leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world?s leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India?s leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Press releases

03 October 2005

Notification of change of interests of shares

http://www.pearson.com/press/press_uploadfiles/20051003_notification_of_change_

→ search for more press releases

All Dates | All categories | Go

search press releases: Go

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

3 October 2005

RNS
The London Stock Exchange
10 Paternoster Square
London
EC4M 7LS

AVS No: 756894

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc. equals 104,485,808 shares, representing 13.00% of the issued share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

JB/DC

	Schedule PEARSON PLC Outstanding Shares	803,989,183
Registered Holder	No. of Shares	% of Class
Bank of New York, London 3 Birchin Lane London, EC3V 9BY	8,060,271	1.0025%
Bank of New York, Europe	10,693	0.0013%
CEDE	80	0.0000%
Citibank Nominees Ltd. Lewisham House Molesworth Street Lewisham House SE13 7EX	975,118	0.1213%
Clydesdale Bank Plc	862,210	0.1072%
Euroclear Bank SA	38,254	0.0048%
HSBC Bank PLC London	883,625	0.1099%
JP Morgan/Chase Bank Woolgate House Coleman Street London, EC2P 2HD	74,143,237	9.2219%
Mellon Trust	4,456,835	0.5543%
Merrill Lynch	1,413,258	0.1758%
Northern Trust Company 155 Bishopsgate London, EC2M 3XS	2,270,585	0.2824%
Royal Trust Corp of Canada London	3,674,810	0.4571%
State Street Nominees Limited 12-13 Nichols Lane London EC4N 7BN	7,696,834	0.9573%
TOTAL	104,485,808	13.00%

Press releases

pri

13 October 2005

Opinion leaders say Financial Times is Europe's leading, most respected and credible daily newspaper

London - The Financial Times is once again named as Europe's leading daily newspaper, according to the influential European Opinion Leaders Survey (EOLS), released today.

The annual survey, measuring readership habits of opinion formers in Europe, names the FT as the leading daily newspaper in Europe, the most credible and respected newspaper in Europe, and the most credible and respected newspaper in the UK.

The FT's reach amongst Europe's opinion leaders, including politicians, scientists, and leading figures in the media, arts and medicine, is over three times larger than the Wall Street Journal Europe.

The EOLS survey tracks the readership of 12 international titles and 58 national titles, and the viewing of 7 pan-European TV channels.

The FT is read by 31% of the EOLS survey audience every day. In comparison, CNN is watched by 22 % of the same audience, and BBC World by 14%.

Michael Rzesnitzek, Managing Director of the Financial Times in EMEA commented:

"This survey proves that we are reaching Europe's most influential audience, across a range of industries and sectors including politics, academia, science, media and the arts. If you want to influence the influencers in the UK and Europe, then the Financial Times is the daily newspaper for the elite, decision maker audience."

For further information please contact:

Joanna Manning-Cooper, Director of Communications, Financial Times.
+ 44 (0) 207 873 4447 or joannamanning-cooper@ft.com

Notes to editors:

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities, has a daily circulation of over 425,000 and a readership of more than 1.4 million worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

pri

Press releases

13 October 2005
Additional Listing

Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 300,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listings consist of 150,000 shares to be issued under the Long Term Incentive Plan, 100,000 shares to be issued under the Employee Stock Purchase Plan and 50,000 shares to be issued under the Worldwide Save for Shares Plan.

Press releases

13 October 2005

BBC Active signals new partnership for BBC Worldwide and Pearson Education

BBC Worldwide Ltd and Pearson Education have formed a partnership to publish BBC-branded educational products and services under a new imprint called BBC Active.

The partnership will be co-owned by Pearson Education and BBC Worldwide, with BBC Worldwide holding a minority stake, and will sit alongside Pearson's existing educational publishing businesses.

BBC Worldwide will transfer its academic, consumer and English Language Teaching learning businesses to the new partnership, which will provide learning resources for both children and adults at school, college, university and at home under the BBC Active imprint.

Key existing products and services include:

Market-leading foreign language publishing, including Talk, French Experience and Quickstart.

Revision guide and study aid publishing, including Bitesize, ReviseWise, and Ten Minute Top Ups.

Adult personal development, parenting and business books, including Little Angels.

Market-leading educational publishing resources to support BBC television and radio programming for schools and Higher and Further Education. Major brands include Barnaby Bear and Magic Grandad (for the primary school market).

Internationally renowned English Language Teaching brands such as Follow Me and Muzzy.

The partnership will be granted a first option to license relevant learning market rights in all new BBC properties to which BBC Worldwide has the relevant rights. The new partnership will work within BBC editorial and commercial policy guidelines to ensure that appropriate controls are maintained over BBC intellectual property.

The partnership combines BBC Worldwide's strengths in intellectual property management and media-based publishing with Pearson Education's heritage and publishing expertise,

global sales and distribution capability, enabling the strategic expansion of BBC brands across the international learning market.

Pearson Education's President of Higher Education, Schools and Professional EMA, Rod Bristow, said, "Pearson Education and BBC Worldwide are natural partners in educational publishing. The BBC's intellectual property, expertise with the moving image and its future programming output present us with a wonderful opportunity in a world where teachers are looking for innovative and interactive ways of delivering education. With our publishing expertise and scale, this is a powerful combination. We are looking forward to growing this business together."

BBC Worldwide's Managing Director for Home Entertainment and Learning, Chris Weller, said, "We are excited about this new partnership. The combination of our skills and intellectual property with Pearson Education's publishing strengths and distribution scale will enable the business to develop and grow in the UK as well as internationally."

For more information about Pearson Education:

Deborah Lincoln, Pearson Corporate Communications on 020 7010 2310

For more information about BBC Worldwide:

Mary Renouf on 020 8433 2596 or Neelam Rhodes on 020 8433 2675

Notes to Editors:

Pearson Education

Pearson Education is the world's leading education company, helping to educate more than 100 million people worldwide. Its major operations based in the UK include:

Higher Education publishing: through imprints such as FT Prentice Hall, Longman and Addison Wesley, Pearson is the leading HE publisher in Europe;

English Language Teaching (ELT) publishing: more people around the world learn English as a second language using Longman textbooks than those of any other publisher;

UK Schools: Pearson is the only company actively supporting all stages of the learning process - from curriculum (through Longman published textbooks and digital programmes such as KnowledgeBox), through qualifications and assessment (Pearson owns Edexcel the UK's largest awarding body) and on

into school management solutions (through Pearson Phoenix).

BBC Worldwide

BBC Worldwide Limited is the main commercial arm and a wholly owned subsidiary of the British Broadcasting Corporation (BBC). The company exists to maximise the value of the BBC's assets for the benefit of the licence payer and invest in public service programming in return for rights. In 2004/05 BBC Worldwide returned £145 million to the BBC from its six business operations: TV Channels, TV Sales, BBC Magazines, Home Entertainment, Children's and New Media.

This is the second business venture between a Pearson company and BBC Worldwide. On 30 April 2004, the Penguin Group and BBC Worldwide formed a new venture into which BBC Worldwide transferred its Children's Books business, BBC Children's Books, which comprises some of the world's leading character properties, including Teletubbies, Tweenies, Fimbles and Bob the Builder, and allows them to be brought alongside Penguin's existing children's publishing portfolio, which includes Spot, Peter Rabbit, Ladybird books and Puffin.

→ search for more press releases

All Dates | All categories | Go

search press releases: Go

▲ Top of page